Virax Biolabs Group Limited

30 Broadwick Street

London, W1F 8LX

United Kingdom

VIA EDGAR

June 28, 2022

U.S. Securities & Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, NE

Attn: Abby Adams and Christine Westbrook

Re:	Virax Biolabs Group Limited
Registration Statement on Form F-1
Filed December 23, 2021, as amended
File No. 333-263694

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Virax Biolabs Group Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m., Eastern Time, on June 30, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ James Foster
James Foster Chief Executive Officer

cc:	Loeb & Loeb LLP
Ellenoff Grossman & Schole LLP